SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/10/13


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein, Andrew Dakos and Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
827,565

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
827,565
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
827,565

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.67%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed September 27, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See  attached Exhibit 99


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on August 9, 2012 there were 8,556,480 shares of common stock outstanding as of 06/30/2012. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Brooklyn Capital Management, LLC (BCM), a registered investment advisor. As of April 9, 2013, BCM is deemed to be the beneficial owner of 827,565 shares of SVVC (representing 9.67% of SVVC's outstanding shares) solely by virtue of BCM's power to direct the vote of, and dispose of, these shares. These 827,565 shares of SVVC include 381,073 shares (representing 4.45% of SVVC's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP,
Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors). Bulldog Investors and
Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 827,565 shares of SVVC beneficially owned by BCM (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of BCM who are not members of any group. The total number of these "non-group" shares is 446,492 shares (representing 5.22% of SVVC's outstanding shares).


c) During the last 60 days the following shares of SVVC were purchased:

Date:		        Shares:		Price:
04/05/13		1,547		18.7500
04/09/13		310		18.7500

Shares Sold:

Date:		        Shares:		Price:
03/26/13		(5,613)		19.4481
04/02/13		(2,702)		19.2000


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Agreement to jointly file (Exhibit A)


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/12/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels


Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 10th day of April, 2013, by and among Brooklyn Capital Management, LLC, Phillip Goldstein, Andrew Dakos,
Steven Samuels, Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Partners, LP, Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP.

       WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;
       WHEREAS, in connection with certain holdings of Firsthand Technology Value Fund, Inc. (SVVC), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of SVVC;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By: /s/ Phillip Goldstein	By: /s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                        OPPORTUNITY PARTNERS, LP

By: /s/ Steven Samuels	        By: /s/ Phillip Goldstein
	Steven Samuels	        Phillip Goldstein, Manager of the GP


CALAPASAS WEST PARTNERS, LP	FULL VALUE SPECIAL SITUATIONS FUND, LP

By: /s/ Phillip Goldstein	By: /s/ Phillip Goldstein
	Phillip Goldstein,      Phillip Goldstein, Manager of the GP
	Manager of the GP


FULL VALUE OFFSHORE PARTNERS, LP	FULL VALUE PARTNERS, LP

By: /s/ Phillip Goldstein	        By: /s/ Phillip Goldstein
	Phillip Goldstein, 	        Phillip Goldstein, Manager of the GP
        Manager of the GP

OPPORTUNITY INCOME PLUS, LP	MCM OPPORTUNITY PARTNERS LP

By: /s/ Phillip Goldstein	By: /s/ Phillip Goldstein
	Phillip Goldstein, 	Phillip Goldstein, Manager of the GP
        Manager of the GP